September 25, 2009

Ms. Pamela Long

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spheric Technologies, Inc.
Amendment No. 7 to Registration Statement on Form S-1
Filed September 2, 2009
File No. 333-154274

Dear Ms. Long:

We have reviewed your September 24, 2009 comment letter (the “Comment Letter”) regarding the amended registration statement on Form S-1 (the “S-1”) of Spheric Technology, Inc. (the “Company”) filed on September 2, 2009 and the correspondence filed by the Company on September 16, 2009. On behalf of the Company, we submit this response letter.

For your convenience, we have provided our responses below in a question and answer format. Your original comment is provided below in bold text, followed by our response.

Recent Equity Transactions, page 38

1.	We have read your response to comment two from our letter dated September 11, 2009. You indicate that your estimated fair value represents an appropriate discount from the proposed initial public offering given that the shares you issued for the warrant exercises are restricted. Please disclose how you determined that a 25% lack of marketability discount is appropriate.

In response to the Staff’s comment, we would like to supplementally advise the Staff that we used the following factors in determining the 25% discount to establish our estimated fair value of our most recent warrant exercises:

•	We consulted with our underwriter and legal and accounting professionals regarding appropriate market discounts under circumstances similar to ours;

•

We considered that we were still a private company when the warrant exercises occurred, and that our initial public offering, as proposed in the S-1, is a best efforts offering. As a result, there is no guarantee for these investors that such offering will be completed on the proposed terms, or at all, or that our shares will be publicly traded;

•	We factored in the proximity of our proposed initial public offering;

•	Further, we considered that there is no guarantee for such investors that an active, liquid trading market will develop for our common stock even if we are successful in our initial public offering;

•	We noted that the investors have no registration rights and thus the six-month holding period and related transfer restrictions apply for such shares; and

•	We also considered that the purchasers were minority shareholders with limited or no ability to influence the Board of Directors and management of the Company.

Please contact me with any comments or questions at (602) 229-5336.

Sincerely,

/s/ Christian J. Hoffmann III
Christian J. Hoffmann III

cc: Joseph Hines